THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SUBSCRIPTION AGREEMENT
COMMON STOCK

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is dated effective as of the date set forth on the siganture page and is made and tendered to Cityzenith Holdings, Inc., a Delaware corporation (the "Company"), by the individual or entity identified on the signature page hereto ("Subscriber").

RECITALS

A. The Company was incorporated under the corporate laws of the State of Delaware (the "State") as in effect at any given time (the "Act").

B. The Company is offering up to $4,999,999.50 in common stock, par value $0.001 per share ("Common Stock") at a purchase price of $1.50 per share in an offering exempt from registration under Rule 4(a)(6) of the Securities Act of 1934, Regulation Crowdfunding ("Reg CF").

C. Subscriber wishes to purchase and the Company wishes to issue to Subscriber the number of shares of Common Stock set forth on Subscriber's signature page hereto (the "Securities") upon the terms and conditions contained in this Agreement.

The parties therefore agree as follows:

1. Subscription for Securities; Payment; Shareholders Agreement. On and subject to the terms and conditions of this Agreement:

(a) *Subscription.* Subscriber hereby subscribes for the Securities, and the Company agrees to issue the Securities to Subscriber in consideration for Subscriber tendering to the Company the amount cash for said subscription as set forth on Subscriber's signature page hereto (the "Subscription Amount").

(b) *Payment.* The Subscription Amount shall be payable upon execution of this Agreement.

2. Share Certificates.

(a) *Issuance of Certificates.* Upon Subscriber's payment of the Subscription Amount to the Company, the Company shall issue and deliver to Subscriber one or more stock certificates representing the Securities (collectively, the "Stock Certificate") in the name of Subscriber certifying that Subscriber is the record holder of the Securities stated therein. For purposes of this Agreement, the term "record holder" means the person whose name appears on the Company's books and records as the Subscriber owning the Securities at issue.

(b) *Register of Certificates*. The Company shall maintain books for the purpose of registering the transfer of shares of capital stock in the Company. Securities transferred in accordance with the terms of this Agreement, or any agreement between or among the shareholders of the Company, shall be transferable on the books of the Company by the record holder of such shares in person or by such record holder's duly authorized attorney; but, except as provided in paragraph (c) with respect to lost, stolen or destroyed certificates, no transfer of Securities shall be entered until the previously issued Stock Certificate representing such Securities is endorsed and surrendered to the Company and canceled and a replacement Stock Certificate issued to the assignee of such interest in accordance with such procedures as the Company may establish. In the event of a transfer of less than all of Subscriber's Securities, the Company shall issue to Subscriber a new Stock Certificate representing the Securities not being transferred. Except as otherwise required by law, the Company shall be entitled to treat the record holder of a Stock Certificate on its books as the owner thereof for all purposes regardless of any notice or knowledge to the contrary.

(c) *Replacement of Certificates*. The Company shall issue a new Stock Certificate in place of any Stock Certificate previously issued if the record holder of the Stock Certificate:

(i) Makes proof by affidavit, in form and substance satisfactory to the Company, that a previously issued Stock Certificate has been lost, destroyed or stolen.

(ii) Requests the issuance of a new Stock Certificate before the Company has notice that the Stock Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim.

(iii) Indemnifies the Company against any claim that may be made on account of the alleged loss, destruction or theft of the Stock Certificate.

(iv) Satisfies any other reasonable requirements imposed by the Company.

If Subscriber fails to notify the Company within a reasonable time after Subscriber has notice of the loss, destruction or theft of a Stock Certificate, and a transfer of the Securities represented by the Stock Certificate is registered before receiving such notification, the Company shall have no liability with respect to any claim against the Company for such transfer or for a new Stock Certificate.

3. <u>No Registration Statement</u>. Subscriber acknowledges and agrees that the Securities have not been registered with the Securities and Exchange Commission or any state but have been issued pursuant to exemptions under the Federal Securities Act of 1933, as in effect at any given time (the "Securities Act"), and applicable state securities laws.

4. <u>Transfer of Securities Restricted</u>. The sale, transfer, pledge, hypothecation or other disposition of the Securities is hereby restricted and may not be accomplished without the consent of the Company and otherwise in compliance with (i) the transfer restrictions under Regulation CF and/or (ii) the registration provisions of the Securities Act and applicable state securities laws or an opinion of counsel satisfactory to the Company's Board of Directors that registration is unnecessary or an exemption from registration under the Securities Act and applicable state securities laws.

5. <u>Representations and Warranties</u>. Subscriber represents and warrants to the Company and the Company's Board of Directors (the "Board of Directors"):

(a) Subscriber has the capacity, power and authority to execute, deliver and perform this Agreement, to make and accept the promises, representations and warranties stated in this Agreement and to carry out and perform the terms and provisions stated in this Agreement.

(b) Subscriber's subscription for Securities in the Company has been or will be acquired solely by and for the account of Subscriber for investment purposes only and is not being purchased for subdivision, fractionalization, resale or distribution; Subscriber has no contract, undertaking, agreement or other arrangement with any party to sell, assign, transfer, pledge, convey or otherwise dispose of Subscriber's interest (or any portion thereof); and Subscriber has no present plans or intentions to enter into any such contract, undertaking or arrangement.

(c) Except as otherwise previously disclosed to the Company, Subscriber's execution, delivery and performance of this Agreement, and all other agreements, instruments and documents required to be delivered pursuant to this Agreement, do not conflict with, breach, terminate or modify any term of, or constitute a violation or default under, any contract, agreement, permit or other instrument to which Subscriber is bound, or any order, judgment, decree, law, statute or regulation of any kind.

(d) Except as otherwise previously disclosed to the Company, Subscriber's execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement, do not require the consent, waiver, authorization or approval of, notice to or a filing with any governmental or regulatory authority or any other person or entity.

(e) Subscriber's interest in the Company has not and will not be registered under the Securities Act, or the securities laws of any state, and cannot be sold or transferred without compliance with the registration provisions of the Securities Act and the applicable state securities laws, or compliance with exemptions, if any, available thereunder. Subscriber understands that neither the Company nor its Board of Directors has any obligation or intention to register the interests under any Federal or state securities act or law, or to file the reports to make public the information required by Rule 144 under the Securities Act.

(f) Subscriber expressly represents that (i) Subscriber has such knowledge and experience in financial and business matters in general, and in investments of the type to be made by the Company in particular; (ii) Subscriber is capable of evaluating the merits and risks of an investment in the Company; (iii) Subscriber's financial condition is such that Subscriber has no need for liquidity with respect to its investment in the Company to satisfy any existing or contemplated undertaking or indebtedness; (iv) Subscriber is able to bear the economic risk of its investment in the Company for an indefinite period of time, including the risk of losing all of such investment, and loss of such investment would not materially adversely affect Subscriber; and (v) Subscriber has either secured independent tax advice with respect to the investment in the Company, upon which Subscriber is solely relying, or Subscriber is sufficiently familiar with the income taxation of corporations that Subscriber has deemed such independent advice unnecessary.

(g) Subscriber acknowledges that the Company and the Board of Directors have made all documents pertaining to the transaction available and has allowed Subscriber an opportunity to ask questions and receive answers thereto and to verify and clarify any information contained in the documents.

(h) Subscriber has relied solely upon the documents submitted to Subscriber and independent investigations made by Subscriber in making the decision to subscribe for the Securities in the Company.

(i) Subscriber expressly acknowledges that (i) no Federal or state agency has reviewed or passed upon the adequacy or accuracy of the information set forth in the documents submitted to Subscriber or made any finding or determination as to the fairness for investment, or any recommendation or endorsement of an investment in the Company; (ii) there are restrictions on the transferability of Subscriber's Securities; (iii) there will be no public market for the interest, and, accordingly, it may not be possible for Subscriber to liquidate its Securities; and (iv) any anticipated Federal or state income tax benefits applicable to Subscriber's Securities may be lost through changes in, or adverse interpretations of, existing laws and regulations.

(j) Subscriber is either an "accredited investor," as defined in Rule 501, or the purchase of the Securities, together with all other investments made into Reg CF offerings, does not exceed:

(i) the greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

6. Patriot Act Compliance.

(a) Subscriber hereby acknowledges that the Company seeks to comply with all applicable laws concerning money laundering and similar activities. In furtherance of such efforts, Subscriber hereby represents and agrees that, to the best of Subscriber's knowledge based upon appropriate diligence and investigation: (i) none of the cash or property that is paid or contributed to the Company by Subscriber shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment to the Company by Subscriber shall (to the extent that such matters are within Subscriber's control) cause the Company or the Board of Directors to be in violation of the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. Subscriber shall promptly notify the Board of Directors if any of the foregoing shall cease to be true and accurate with respect to Subscriber.

(b) Subscriber hereby agrees to provide to the Board of Directors any additional information regarding Subscriber deemed necessary or convenient by the Board of Directors to ensure compliance with all applicable laws concerning money laundering and similar illicit activities. Subscriber understands and agrees that the Company or the Board of Directors may release confidential information about Subscriber and, if applicable, any underlying beneficial owners, to proper authorities if the Board of Directors, in its sole discretion, determines that it is in the best interests of the Company or its affiliates in light of relevant rules and regulations under the laws set forth above.

(c) Subscriber understands and agrees that, if at any time Subscriber is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering and similar activities, the Board of Directors may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to, segregation and/or redemption of Subscriber's Securities, cessation of dividends, if any, to Subscriber, refusal of future subscriptions by Subscriber, and other similar acts. In the event that the Board of Directors takes any of the foregoing acts, Subscriber agrees that the Board of Directors, in its sole, absolute and reasonable discretion, may manage the remaining portion of Subscriber's investment in the Company separate and apart from the Company's assets, including without limitation selling or otherwise disposing of such assets and reinvesting the proceeds therefrom. The rights and obligations

of the Board of Directors under this Section shall expressly supersede any duties that the Board of Directors may have to Subscriber under the Act or otherwise.

(d) In addition to any remedies at law or in equity, Subscriber agrees to indemnify and hold harmless the Company, the Board of Directors, officers, shareholders and affiliates of the Company from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) which may result, directly or indirectly, from any acts taken by the Board of Directors in accordance with the preceding paragraph.

7. [RESERVED]

8. Indemnification. Subscriber understands and acknowledges that the Company is relying on the representations, warranties and agreements made by Subscriber in this Agreement, and hereby agrees to indemnify the Company, and its shareholders, directors, officers, affiliates, agents and employees, and hold each of them harmless from and against any and all loss, damage, liability or expense, including reasonable attorneys' fees, that they or any of them may suffer, sustain or incur by reason of or in connection with (a) any material inaccuracy of Subscriber's representations or warranties set forth in this Agreement; (b) Subscriber's breach or failure to perform any covenant, undertaking or other agreement contained in this Agreement or any agreement or instrument delivered pursuant to this Agreement; (c) the inaccuracy or incompleteness of any information supplied by Subscriber under this Agreement; or (d) any claim, action, suit or proceeding relating to any of the foregoing (a) through (c).

9. Further Assurances. All information that Subscriber has provided to the Company is true, correct and complete as of the date hereof, and Subscriber agrees to notify the Board of Directors immediately if any representation or warranty contained in this Agreement becomes untrue at any time. Subscriber agrees to provide such information and execute and deliver such documents with respect to itself and, if applicable, its direct and indirect beneficial owners, as the Board of Directors may from time to time reasonably request to verify the accuracy of Subscriber's representations and warranties herein, to establish the identity of Subscriber and, if applicable, the direct and indirect beneficial owners, and/or to comply with any law, rule, regulation or order to which the Company may be subject.

10. Acceptance of Subscription. Subscriber understands that this Agreement is not binding on the Company until accepted by the Board of Directors, and may be rejected by the Board of Directors in whole or in part in its absolute discretion. If so rejected, the Board of Directors shall cause the return to Subscriber, without interest or deduction, any payment tendered by Subscriber, and the Company shall have no further obligation to Subscriber hereunder. Unless and until rejected by the Board of Directors, this subscription shall be irrevocable by Subscriber.

11. Miscellaneous.

(a) *Entire Agreement; Integration*. This Agreement (i) constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and (ii) supersedes and preempts any and all prior and/or contemporaneous agreements and understandings, both oral and written, between the parties with respect to such subject matter.

(b) *No Assignment*. This Agreement is not assignable by Subscriber without the prior written consent of the Board of Directors.

(c) *No Waiver*. Neither this Agreement nor any provisions hereof may be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, discharge or termination is sought.

(d) *Survival*. The representations and warranties contained in this Agreement shall survive the acceptance of this Agreement and the admission of Subscriber as a shareholder of the Company.

(e) *Successors*. This Agreement and all the terms and provisions hereof shall be binding upon the parties hereto and their respective legal representatives, heirs, successors and assigns, except as expressly herein otherwise provided.

(f) *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles.

(g) *Severability*. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

(h) *Remedies*. No remedy conferred hereunder is intended to be exclusive of any other remedy herein or by law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity or by statute.

(i) *Dispute Resolution*. The Subscriber hereby irrevocably and unconditionally agrees that any suit, action or proceeding arising out of or related to this Agreement or the Company shall be brought only in the United States District Court for the Northern District of Illinois or in the Circuit Court of Cook County, Chicago, Illinois, and the specific choice from among the foregoing shall be determined by the party initiating such suit, action or proceeding. To the fullest extent permissible by law, the Subscriber hereby consents to the personal jurisdiction, venue and forum of such courts and hereby irrevocably and unconditionally waives any claim or objection that Subscriber is not subject to the jurisdiction of such courts, that the venue is improper, that the forum is inconvenient or any similar objection, claim or argument. Service of process on the Subscriber with regard to any such action may be made and is considered legally proper by mailing the process to Subscriber by certified mail to the address of Subscriber.

(j) *WAIVER OF TRIAL BY JURY*. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY.

(k) *Electronic Transmission*. Signatures to this Agreement that are transmitted electronically (*i.e.*, via e-mail or facsimile) shall be binding.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Cityzenith Holdings, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited